Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

December 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On November 22, 2017, the Registrant received comments from Mr. Keith Gregory of the Staff regarding Post-Effective Amendment No. 159 (the “Amendment”) to the Registrant’s registration statement on Form N-1A relating to the Martin Currie SMASh Series EM Fund1 (the “fund”), as filed with the Commission on October 16, 2017. Mr. Gregory specified that certain comments for the fund related to the fund’s inclusion as an investment option under certain separately managed account (“SMA”) programs, and, as requested by Mr. Gregory, the Registrant has previously filed a separate response with respect to those comments on December 11, 2017 (the “SMA Response Letter”). In addition, the Registrant received comments from Ms. Sally Samuels on December 18, 2017, with respect to the SMA Response Letter. The following is a summary of the comments received from Mr. Gregory (other than those addressed in the SMA Response Letter) and from Ms. Samuels and the Trust’s response on behalf of the fund.

1.    Comment: As a general matter, Mr. Gregory noted that all information should be updated in the Rule 485(b) filing, and that missing information should be completed and brackets removed. In addition, the ticker symbols should be included on the cover of the Prospectus and SAI, and provided in EDGAR. Mr. Gregory also noted that comments made in one part of the Prospectus apply in other parts of the Prospectus as applicable. Mr. Gregory also noted that the Part C should be revised to include the name of the manager and the subadviser in Exhibit line items 28(d)(51) and (52).

Response: The Registrant will update all missing information in the Rule 485(b) filing, will provide the appropriate ticker symbol in the Prospectus and SAI, and will make the requested Part C revisions. In addition, the Registrant will consider whether a comment provided with respect to one section of the Registration Statement would also apply to similar disclosure included in other sections of the Registration Statement.

2.    Comment: In the “Example” narrative, please include disclosure indicating that the figures include the fee waivers for as long as they are expected to continue.

[1]	The initial registration statement referred to the name of the fund as the Martin Currie SMA-Shares Series EM Fund. The name has subsequently been changed.

Response: The Registrant confirms that the Example reflects fee waivers for as long as they are likely to continue. We have not added the requested disclosure to the narrative to the Example as it is not required by Form N-1A and would be unnecessarily duplicative by repeating information about the fee waiver arrangement that is noted immediately above in the fee table.

3.    Comment: In the “Principal investment strategies” please clarify what you mean by “other investments with similar economic characteristics.” If you are referring to derivatives, please disclose the types of derivatives to be used by the fund and include specific risk disclosure. As these derivative securities appear to be included in the 80% basket, please confirm derivatives will be valued at market value.

Response: The phrase “other investments with similar economic characteristics” refers to any other type of investment that is economically equivalent to an investment in emerging market securities, such as an investment in an exchange-traded fund that tracks an emerging markets securities index, a futures contract on an emerging markets securities index, or a synthetic foreign equity security providing exposure to emerging markets securities. Each of these types of investments, and their risks, are discussed under principal investment strategies and principal risks. We therefore do not believe that any revisions to the Prospectus are required. We confirm that derivatives will be valued at market value for purposes of calculation of the 80% investment policy.

4.     Comment: Please describe all synthetic foreign equity securities in which the fund may invest in greater detail in Item 9. Are there any in addition to international warrants?

Response: The Prospectus currently describes international warrants in detail in Item 9. The fund does not currently intend to invest in other types of synthetic foreign equity securities as a principal investment strategy, and therefore no changes have been made.

5.    Comment: In Item 9, please disclose when the fund would sell securities.

Response: Under “Selection process” the Prospectus currently indicates that instances when the portfolio management team would sell a stock include: (i) the shares have reached their target price and on review, the team has concluded that there is little further upside; (ii) the investment case has been undermined and the team’s conviction is therefore reduced, and (iii) the stock has been displaced by a higher conviction idea. We therefore do not believe that any revisions are required.

6.    Comment: Please disclose whether the fund may invest in securities denominated in U.S. dollars and/or foreign currencies.

Response: The fund may invest in securities denominated in U.S. dollars and/or foreign currencies. We will add disclosure to that effect.

7.    Comment: Please include disclosure describing investments in any countries or regions in which the fund expects it will principally invest.

Response: As provided in the prospectus, the fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in securities of issuers with substantial economic ties to one or more emerging market countries and other investments with similar economic characteristics. The prospectus then explains that emerging market countries are predominantly found currently in regions including Asia, the Indian subcontinent, South and Central America, the Middle and Near East, Eastern and Central Europe and Africa. In addition, the statutory prospectus lists each country that is currently considered an emerging markets country within the MSCI Emerging Markets Index. We therefore believe that the fund has disclosed its investments in any countries or regions in which the fund expects it will principally invest.

8.    Comment: If the fund invests in contingent convertible securities as a principal investment strategy, please disclose this as a principal investment strategy, provide a description of contingent convertible securities and include appropriate risk disclosure.

Response: The fund does not currently intend to invest in contingent convertible securities as a principal investment strategy.

9.    Comment: The disclosure states that the fund may invest in equity securities of any market capitalization. Please consider disclosing any market cap criteria or market cap ranges to be used by the fund.

Response: The fund’s subadviser does not follow any market capitalization criteria or market capitalization ranges, and may invest in equity securities of any market capitalization. Therefore, we have not revised the existing disclosure, which we believe accurately reflects the management of the fund.

10.    Comment: The last paragraph of the principal investment strategy section indicates that the fund will invest more than 25% in a single country or limited number of countries. This appears to conflict with the 80% policy which requires investment of at least 80% in emerging market countries. Please revise or delete this disclosure.

Response: We do not believe that the disclosure that the fund may invest more than 25% in issuers located in a single country or a limited number of countries conflicts with the 80% policy. As an example, if the fund were to invest more than 25% of its assets in issuers domiciled in China this would not conflict with the fund’s 80% policy, since China is an emerging markets country. We will revise the disclosure to indicate that the foregoing policy is subject to the fund’s 80% policy.

11.    Comment: The principal risk section introduction includes a statement that it is “a summary description of certain risks.” Please replace with a reference to “principal risks.” Please consider deleting the last three sentences of the paragraph as this section relates to principal risks of the fund.

Response: We have not made the requested revision because we believe that it is clear that the risks discussed in this section are principal risks by virtue of the bold heading labeled “Principal risks.” We have not deleted the last three sentences of the paragraph which we believe are important to investors and are consistent with disclosure elsewhere in the Prospectus that a program participant must look to the SMA program materials for more complete information about their overall SMA investment program.

12.    Comment: Please disclose ADR risk in the Item 4 summary and in greater detail in Item 9 as these appear to be primary investments of the fund.

Response: The Item 4 risk summary, and the risks that appear under Item 9, include disclosure about equity securities, foreign securities, foreign currencies and emerging markets securities. We believe these four risk factors extensively cover any potential risks that could affect an investment in ADRs.

13.    Comment: Under “Derivatives risk” please disclose investment in indexed futures and the unique markets relating to such securities as they are principal investments of the fund.

Response: The Derivatives Risk factor discloses that derivatives may result in losses to the fund, may behave in a way not anticipated by the fund, may have a leveraging effect which may increase investment losses and increase the fund’s volatility, may involve credit risk and greater liquidity risk, may be difficult to value, may have different tax consequences for the fund than an investment in the underlying security, and may also increase the amount of taxes payable by shareholders, and are subject to regulatory risk. While the derivatives risk factor does not specifically reference “indexed futures” we believe it covers the relevant principal risks that are applicable to the fund’s potential investment in indexed futures. We will add a statement under “Principal investment strategies” that indexed futures contracts are a form of derivative contract to clarify that “Derivatives risk” is applicable to investments in indexed futures contracts.

14.    Comment: Under “REIT risk” if there is any subprime exposure with respect to the fund’s investment in REITs, please include disclosure of such exposure in the REIT risk section.

Response: As an emerging markets fund, the fund may invest in certain foreign securities that are similar to U.S. based REITs. We believe the term “subprime” is a term related to the U.S. market for REIT investments, and is not relevant to an investment in emerging market securities where investors are expecting, and receive disclosures in the Prospectus, that their investment is subject to the increased risk of emerging market securities. The REIT risk currently discloses that the value of REITs may be affected by the condition of the economy as a whole and changes in the value of the underlying real estate, the creditworthiness of the issuer of the investments and property taxes, interest rates, liquidity of the credit markets and the real estate regulatory environment. We believe that this disclosure, along with the extensive disclosure relating to foreign securities, and in particular emerging markets, appropriately apprises investors of the risk of foreign REITs through investment in the fund.

15.    Comment: Mr. Gregory provided the comment to please disclose in the performance narrative for the performance table that performance does not reflect fees charged at the SMA account level. In addition, Ms. Samuels also indicated in her comments on December 18, 2017, that when performance information is available for the fund, the performance table should include specific disclosure that the performance does not reflect fees and charges imposed at the SMA program level.

Response: When applicable to the fund, the Registrant will include disclosure in the performance narrative indicating that the performance does not reflect fees charged at the SMA account level.

16.    Comment: Please supplementally state the broad based securities market index that will be used for the fund.

Response: The broad-based securities market index that will be used for the fund is the MSCI Emerging Markets Index.

17.    Comment: Under “Purchase and sale of fund shares” please clarify what you mean by the first word - “generally.”    Are shares of the fund sold only to the SMA or not? This disclosure is inconsistent with later disclosure on this point.

Response: Except for shares offered to the initial investors who provide seed capital to the fund (and are Legg Mason affiliates) the fund’s shares are only offered through SMA programs. We will revise the Prospectus to clarify this disclosure. We believe it is only necessary to reference the initial seed capital investors in the SAI.

18.    Comment: The Item 9 comments relating to the “More on the fund’s investment strategies, investments and risks” section derive from the Division of Investment Management Guidance Update No. 2014-08 - Guidance Regarding Mutual Fund Enhanced Disclosure. In particular, please note the guidance at page 4 with respect to disclosure of principal and non-principal risks. Please revise the captions in this section to clarify that the disclosure relates to principal strategies and principal risks. Any non-principal strategy or risk should be in separate sections. For example, risks in “More on risks” and “Important Information” that are principal risks should be grouped together under a caption titled principal risks of the fund or a similar title.

Response: As required by Form N-1A, the fund’s principal risks are identified in the summary prospectus. The fund’s principal risks as well as additional information associated with the fund’s principal risks are described within the statutory prospectus. Because General Instruction C.3(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Registrant believes that the information disclosed in response to Item 4 need not be repeated and identified again as a principal risk in response to Item 9.

19.     Comment: The “Selection process” section should be included in the Item 9 discussion of principal strategies.

Response: The “Selection process” is included under the section titled “More on the fund’s investment strategies, investments and risks” which we consider to be the Item 9 discussion of principal investment strategies and risks. Therefore we believe that the section is correctly placed where currently located.

20.    Comment: Under the section “Additional information,” with respect to the waiver of rights or contract rights, please revise the last sentence of this section. In the staff’s view, rights conferred by federal and state securities laws may not be waived, whether or not explicitly conferred.

Response: The disclosure currently states that: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” The statement does not assert that rights conferred by federal and state securities laws can be waived. It only states that the Prospectus and the SAI do not give rise to a contract with the shareholder, and that the shareholder’s rights under the Prospectus and SAI are based on federal and state securities laws.

21.    Comment: Under “Buying shares” in the third paragraph, it is noted that initial investors purchased shares in the fund. Please clarify in disclosure which initial investors you are referring to and make conforming changes throughout the registration statement. Please specifically identify and clarify who can invest in the fund.

Response: We supplementally advise the staff that the initial investors who will purchase shares in the fund are Legg Mason affiliates who will be purchasing shares for purposes of providing seed capital. As noted above, with the exception of these initial investors, the fund is only available to participants in SMA programs, and we will clarify the disclosure as to who can invest in the fund. We will note in the SAI that Legg Mason affiliates have purchased shares in the fund as initial investors.

22.    Comment: Under “Redemption proceeds” please note Form N-1A Item 11(c)(7). Please revise the disclosure to indicate the typical number of days or estimated range of days that the fund expects it will take to pay out redemption proceeds for all means of payment if other than 3 business days.

Response: We have updated the disclosure to state that: “Your redemption proceeds normally will be sent to the broker-dealer that executes trades for your managed account within 2 business days after your request is received in good order, but in any event within 7 days, regardless of the method the fund uses to make such payment (e.g., check, wire or electronic transfer (ACH)).”

23.    Comment: With respect to in-kind redemptions, please include disclosure indicating whether redemptions in kind will be pro rata slices of the fund’s portfolio or individual securities or a representative basket of securities. Please include disclosure that: “You may pay transaction costs to dispose of securities.” Please also indicate that securities redeemed in kind will be subject to market risk until sold.

Response: The Registrant respectfully submits that the change requested by the Staff is not required. The Registrant notes that the fund maintains policies and procedures that generally provide for the selection of a basket of securities to be delivered to a redeeming shareholder, in the event the fund elected to distribute the proceeds of a redemption in kind. However, the delivery of a basket of securities may not be practical in all circumstances, and the fund may use such other reasonable method as is approved by the Board. The Registrant will revise the SAI to include the disclosure that an investor may pay transaction costs to dispose of securities redeemed in-kind and that securities redeemed in-kind will be subject to market risk until sold.

24.    Comment: In the Statement of Additional Information (SAI), please update disclosure responsive to items 17-20 of N-1A to reflect those dates specified by Form N-1A instructions, with respect to fiscal year versus calendar year.

Response: The Registrant believes that the disclosure under Items 17-20 is consistent with the requirements of Form N-1A.

25.    Comment: Under the “Fund Policies” section, with respect to Item (3) loans, please add narrative disclosure explaining 1940 Act requirements as to loans.

Response: Form N-1A does not require an explanation of the general requirements of the 1940 Act, and we do not believe that this disclosure would be helpful to investors. We believe that the existing statement that the fund may not lend money or other assets, is clear to the average investor. In addition, the policy states that it does not prevent the fund from purchasing debt obligations in pursuit of its investment program, or for defensive or cash management purposes, entering into repurchase agreements, loaning its portfolio securities to financial intermediaries, institutions or institutional investors, or investing in loans, including assignments and participation interests.

26.    Comment: Under “Fund Policies” with respect to the description of senior securities, please provide the missing language if something is missing.

Response: We have reviewed the description of senior securities and confirm that it is complete as currently written.

27.    Comment: Under “Fund Policies” on page 2, in the second paragraph, it talks about concentration and policy# 5 talks about investment companies. Please note that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add narrative disclosure to clarify that the fund will consider the investment of its underlying investment companies when determining the fund’s compliance with its concentration policies. This is the current SEC position.

Response: The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. To the extent that the Registrant determines that an underlying fund’s investments expose it to material risk, including significant exposure to an industry or group of industries, the Registrant would include appropriate risk disclosure in the fund’s registration statement. The Registrant notes that its investment in underlying investment companies is primarily effected to gain exposure to emerging markets securities through investment in ETFs, which would be based on an emerging markets securities index. We therefore believe that it is unlikely that the fund would be exposed to the risk of concentration in a particular industry through its investment in underlying ETFs. We do not believe that additional detailed disclosure about the methodology of calculating industry concentration is otherwise required in the SAI, and therefore we have not added any additional disclosure.

28.    Comment: On page 3 with respect to the statement regarding percentage limitations, please revise the disclosure to except limitations on borrowing from the statement; limits on borrowing apply at the time of borrowing and thereafter.

Response: The language on page 3 will be revised as follows: “If any percentage restriction described herein (other than the limitation on borrowing) is complied with at the time of an investment, a later increase or decrease in the percentage resulting from a change in asset values or assets characteristics will not constitute a violation of such restriction, unless otherwise noted.”

29.    Comment: In her comments of December 18, 2017, Ms. Samuels noted that the Staff did not agree with the statement in the response to Comment No. 8 in the SMA Response Letter that because the SMA fees relate to overall managed account advisory services, and are not deducted from fund assets, that they are not required to be included in the fund’s fee table.    Nevertheless, Ms. Samuels noted that the Staff does not object to the presentation of the fee table.

Response: The Registrant acknowledges the Staff’s position with respect to the presentation in the fee table.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger